EXHIBIT 12.1

i2 TECHNOLOGIES, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002	2001
Income (loss) from continuing operations before tax	$48,109	$(5,471)	$(1,001)	$(18,349)	$(7,959,846)
Add:
Interest expense	16,315	17,873	20,641	23,839	21,997
Amortization of debt issuance costs	1,422	1,888	1,575	1,575	1,454
Preferred dividends	3,020	1,720	—	—	—
Interest component of rent expense	664	728	1,556	2,889	3,619

Fixed charges	21,421	22,209	23,772	28,303	27,070

Less:
Preferred dividends	3,020	1,720

Earnings before fixed charges	$66,510	$15,018	$22,771	$9,954	$(7,932,776)

Interest expense	$16,315	$17,873	$20,641	$23,839	$21,997
Amortization of debt issuance costs	1,422	1,888	1,575	1,575	1,454
Preferred dividends	3,020	1,720	—	—	—
Interest component of rent expense	664	728	1,556	2,889	3,619

Fixed charges	$21,421	$22,209	$23,772	$28,303	$27,070

Deficiency	$—	$(27,680)	$(24,773)	$(46,652)	$(7,986,916)

Ratio of earnings (loss) to fixed charges	3.10	0.68	0.96	0.35	(293.05)